

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2016

<u>Via E-mail</u>
Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

      Re: KLX Inc.
              Form 10-K for Fiscal Year Ended January 31, 2016
              Filed March 24, 2016
              File No. 001-36610

Dear Mr. Senft:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Melissa Raminpour

              Melissa Raminpour
              Branch Chief
              Office of Transportation and Leisure